UNITED STATES

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ALGONQUIN PWR UTILS CORP

(Name of Issuer)

COM

(Title of Class of Securities)

015857105

(CUSIP Number)

Dec 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G/A

CUSIP No.015857105

1)	Name of Reporting Person Bank Of Montreal
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 38,556,349
	6)	Shared Voting Power:
	7)	Sole Dispositive Power: 39,453,955
	8)	Shared Dispositive Power:

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 39,465,455
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 6.6102%
12)	Type of Reporting Person HC

SCHEDULE 13G/A

CUSIP No.015857105

1)	Name of Reporting Person BANK OF MONTREAL /CAN/
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 2,050,709
	6)	Shared Voting Power:
	7)	Sole Dispositive Power: 2,050,709
	8)	Shared Dispositive Power:

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,050,709
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 0.3434%
12)	Type of Reporting Person BK

SCHEDULE 13G/A

CUSIP No.015857105

1)	Name of Reporting Person BMO NESBITT BURNS INC.
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 14,128,714
	6)	Shared Voting Power:
	7)	Sole Dispositive Power: 14,128,714
	8)	Shared Dispositive Power:

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 14,128,714
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 2.3664%
12)	Type of Reporting Person FI

SCHEDULE 13G/A

CUSIP No.015857105

1)	Name of Reporting Person BMO PRIVATE INVESTMENT COUNSEL INC.
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 3,552,069
	6)	Shared Voting Power:
	7)	Sole Dispositive Power: 3,552,069
	8)	Shared Dispositive Power:

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,552,069
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 0.5949%
12)	Type of Reporting Person IA

SCHEDULE 13G/A

CUSIP No.015857105

1)	Name of Reporting Person BMO HARRIS BANK N.A.
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 9,000
	6)	Shared Voting Power:
	7)	Sole Dispositive Power: 9,000
	8)	Shared Dispositive Power:

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 9,000
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 0.0015%
12)	Type of Reporting Person BK

SCHEDULE 13G/A

CUSIP No.015857105

1)	Name of Reporting Person BMO ASSET MANAGEMENT INC.
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 18,815,044
	6)	Shared Voting Power:
	7)	Sole Dispositive Power: 19,712,650
	8)	Shared Dispositive Power:

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 19,712,650
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 3.3017%
12)	Type of Reporting Person IA

SCHEDULE 13G/A

CUSIP No.015857105

1)	Name of Reporting Person BMO ASSET MANAGEMENT LIMITED
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power:
	6)	Shared Voting Power:
	7)	Sole Dispositive Power:
	8)	Shared Dispositive Power:

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 9,500
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 0.0015%
12)	Type of Reporting Person IA

SCHEDULE 13G/A

CUSIP No.0158571051

1)	Name of Reporting Person BMO Global Asset Management (Asia) Limited
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 813
	6)	Shared Voting Power:
	7)	Sole Dispositive Power: 813
	8)	Shared Dispositive Power:

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,813
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 0.0004%
12)	Type of Reporting Person IA

SCHEDULE 13G/A

CUSIP No.015857105

ITEM 1(a).	Name of Issuer.

ALGONQUIN POWER & UTILITIES CORP.

ITEM 1(b).	Address of Issuer’s Principal Executive Offices.

354 Davis Road

Oakville, Ontario, Canada A6 L6J2X1

ITEM 2(a).	Names of Persons Filing.

Bank Of Montreal

BANK OF MONTREAL /CAN/

BMO NESBITT BURNS INC.

BMO PRIVATE INVESTMENT COUNSEL INC.

BMO HARRIS BANK N.A.

BMO ASSET MANAGEMENT INC.

BMO ASSET MANAGEMENT LIMITED

BMO GLOBAL ASSET MANAGEMENT (ASIA) LIMITED

ITEM 2(b).	Address of Principal Business Office or, if none, Residence.

Bank of Montreal

1 First Canadian Place

Toronto, Ontario, Canada M5X 1A1

BMO Nesbitt Burns, Inc.

IBG Finance Dept.

FCP – 7th Floor

Toronto, ON, Canada M5X 1H3

BMO Private Investment Counsel Inc.

1 First Canadian Place

P.O. Box 150

9th Floor

Toronto, ON, Canada M5X 1H3

BMO Private Investment Counsel Inc.

1 First Canadian Place

P.O. Box 150

9th Floor

Toronto, ON, Canada M5X 1H3

BMO Harris Bank N.A.

111 W. Monroe Street

Chicago, IL 60603

BMO Asset Management, Inc.

Royal Trust Tower

77 King Street West

Suite 4200

Toronto, ON, Canada M5K 1J5

BMO Asset Management Limited

Exchange House, 8th Floor, Primrose Street

London, EC2A 2NY

BMO Global Asset Management (Asia) Limited

3808 One Exchange Square Central

Hong Kong, Hong Kong

ITEM 2(c).	Citizenship or Place of Organization.

Bank Of Montreal is organized under the laws of Canada

BANK OF MONTREAL /CAN/ is organized under the laws of Canada

BMO NESBITT BURNS INC. is organized under the laws of Canada

BMO PRIVATE INVESTMENT COUNSEL INC. is organized under the laws of Canada

BMO HARRIS BANK N.A. is organized under the laws of United States

BMO ASSET MANAGEMENT INC. is organized under the laws of Canada

BMO Asset Management Limited is organized under the laws of the United Kingdom

BMO Global Asset Management (Asia) Limited is organized under the laws of Hong Kong

ITEM 2(d).	Title of Class of Securities.

COM

ITEM 2(e).	CUSIP Number.

015857105

ITEM 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☒	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

ITEM 4.	Ownership.

The information contained in Items 5 – 11 on the cover pages is incorporated herein by reference.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Bank of Montreal is reporting on this Schedule 13G/A securities held through its subsidiaries, BMO Nesbitt Burns Inc., BMO Private Investment Counsel Inc., BMO Harris Bank N.A., BMO Asset Management Inc., BMO Asset Management Limited, and BMO Global Asset Management (Asia) Limited as fiduciaries for certain employee benefit plans, trust and/or customer accounts. As a result, participants in the plans, trust beneficiaries and customers are entitled to receive, or have the power to direct the receipt of, dividends and proceeds from the sale of such securities. No such person is known to have such an interest relating to more than five percent of the class of subject securities.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Bank of Montreal is the ultimate parent company of BMO Nesbitt Burns Inc., a non-U.S. institution, BMO Private Investment Counsel Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and a non-U.S. institution, BMO Harris Bank N.A., a bank as defined in section 3(a)6 of the Act and a U.S. institution, BMO Asset Management Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and a non-U.S. institution, and BMO Asset Management Limited, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and non-U.S. institution, and BMO Global Asset Management (Asia) Limited, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and a non-U.S. institution.

ITEM 8.	Identification and Classification of Members of the Group.

Not Applicable

ITEM 9.	Notice of Dissolution of Group.

Not Applicable

ITEM 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of the 12th day of February, 2021.

BANK OF MONTREAL

/s/ Eric Moss
Eric Moss
Senior Vice President, Deputy General Counsel & Chief Compliance Officer